April 8, 2008
Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	F5 Networks, Inc. Form 10-K for fiscal year ended September 30, 2007 (the “2007 Form 10-K”) Filed November 19, 2007 File No. 000-26041
Dear Mr. Kronforst,
This letter will confirm my discussion today with Christine Davis of your office regarding F5 Networks, Inc.’s response to the comments of the staff of the Division of Corporation Finance set forth in your letter dated March 26, 2008 with respect to the above-referenced filing. We will submit our response to the comments in the staff’s letter on or before Friday, April 11, 2008 and appreciate your accommodation of our request.
At the direction of Ms. Davis, this letter is being filed on EDGAR under submission type: CORRESP.
Please contact me if you have any questions regarding this matter. My direct line here at F5 Networks, Inc. is 206-272-6462, email j.christianson@f5.com.
Sincerely,
/s/Jeffrey A. Christianson
Jeffrey A. Christianson
Sr. Vice President and General Counsel